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
                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-8384                                                              1/31/01
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
   ----------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
   ----------------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      CENTURA FUNDS, INC.
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4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Road, Columbus, Ohio 43219-8001                                             /s/ KPMG LLP
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                               CENTURA FUNDS, INC.
                                3435 STELZER ROAD
                              COLUMBUS, OHIO 43219

March 30, 2001



    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940



We, as members of management of Centura Funds, Inc. (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of January 31, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2001 and for the period from October 31, 2000 (date of the last examination) through January 31, 2001, with respect to securities reflected in the investment accounts of the Funds.


Sincerely,




Nadeem Yousaf
Treasurer



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To the Board of Directors of
Centura Funds, Inc.:


We have examined management's assertion about Centura Funds, Inc. (the Funds) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of January 31, 2001 and for the period from October 31, 2000 through January 31, 2001, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2001 and for the period from October 31, 2000 (the date of the last examination) through January 31, 2001, with respect to securities transactions:

     1. Confirmation of all securities held as of January 31, 2001 by institutions in book entry form by the Federal Reserve Bank, Depository Trust Corporation, PFPC Inc., and Goldman, Sachs & Co., without prior notice to management;

     2. Verification of all securities purchased/sold but not received/delivered and securities in transit as of January 31, 2001 via examination of underlying trade ticket or broker confirmation;

     3. Reconciliation of all such securities to the books and records of the Funds and Centura Banks, Inc.;

     4. Confirmation of all repurchase agreements as of January 31, 2001 with brokers/banks and agreement of underlying collateral with Centura Banks, Inc.'s records; and

     5. Agreement of five selected security purchases and five selected security sales from the books and records of the Funds to trade tickets or broker confirmations during the period from October 31, 2000 through January 31, 2001.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of January 31, 2001 and for the period from October 31, 2000 through January 31, 2001 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP


Columbus, Ohio
March 30, 2001